

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Ngai Ngai Lam
Chief Executive Officer
China Liberal Education Holdings Ltd
Zhongguancun MOOC Times Building, Room 1618
18 Zhongguancun Street, Haidian District
Beijing, People's Republic of China 100190

>   **Re: China Liberal Education Holdings Ltd**
>   **Draft Registration Statement on Form F-1**
>   **Submitted February 25, 2021**
>   **CIK No. 0001775085**

Dear Ms. Lam:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li